Exhibit 4.16

Millennium Employee

Share Purchase Plan

Explanatory Booklet

May 1999

Introduction

The Millennium Employee Share Purchase Plan (“the Plan”) gives you the opportunity to acquire shares in Millennium Chemicals Inc., our parent company, in an easy and cost effective manner.

It provides employees with a way to purchase Millennium’s shares without incurring any stockbroker or holding charges, which are met by your employer.

This Booklet is designed to guide you through how the Plan works in a straightforward, non-technical manner.

Please take some time to read this Booklet carefully (and in particular, please read the Appendix in the back of this Booklet), and then keep it in a safe place for future reference. Should you have any queries, your Plan Trustee will be pleased to help.

IMPORTANT NOTE

The Millennium Employee Share Purchase Plan has been established for the convenience of employees who wish to deal in shares in Millennium Chemicals Inc. In establishing the Plan, neither Millennium Chemicals Inc., Millennium Inorganic Chemicals Limited nor the Plan Trustee makes any recommendation as to whether or how employees should deal in shares in Millennium Chemicals Inc. The value of shares can go down as well as up and you should take care not to commit more than you can afford to the Plan. If you are in any doubt over what action to take, you are recommended at your own cost to seek advice from an independent financial advisor, authorized under the Financial Services Act 1986.

How The Plan Works

The Plan allows you to choose how much you wish to invest in Millennium Chemicals Inc. shares. The shares will be purchased by the Plan Trustee on a set day each month (“the Plan closing day”), and will be held by the Plan Trustee on your behalf.

The Plan Trustee will then receive and reinvest dividends on your behalf, send you regular statements of your holding of shares, and process any sales of shares which you may subsequently request.

Who Can Join?

You may join the Plan at any time whilst you are a current employee of Millennium Inorganic Chemicals Limited.

Investing in the Plan

If you decide to take part in the Plan, you must decide how much you wish to invest in Millennium Chemicals Inc. Shares. You may invest in the Plan by regular deductions from your pay or by making a One-off payment also through payroll. Shares are purchased on behalf of Plan members on a fixed monthly dealing day (“the Plan dealing day”).

Buying Shares

If you wish to invest in the Plan by regular deduction from you pay, you must complete a Regular Plan Investment Form. This form is available from the Plan Trustee, one form is enclosed with this Booklet.

Your completed Regular Plan Investment Form must reach the HR Department by the 15th calendar day of the month in order for deductions to commence from your next monthly salary and applied to the purchase of shares on the next Plan dealing day. Forms received after this date will be held until the next but one salary date. You can change your monthly level of contribution by completing a further Regular Plan Investment Form. You can also invest in the Plan by making a “One-off” payment in addition to, or instead of, regular salary deductions. In this instance, you must complete a One-off investment Form which should be sent to your HR Department. This form is available from the Plan Trustee, one form is enclosed with this Booklet.

Your One-off Investment Form must reach the HR Department by the 15th calendar day in order for your investment to be applied to purchase shares on the next Plan dealing day. Forms received after this date will be held over until the next Plan dealing day.

The Plan Trustee will calculate the number of whole shares which can be bought with your investment and will then buy shares on the New York Stock Exchange on the Plan dealing day, normally the 5th working day of the month.

If you investing by regular deduction from you pay, any balance of which is not used in any month, because it is not sufficient to buy whole shares, will be carried forward and held on your behalf pending its investment. (See “Your Cash Account” on page 5).

If you have made a One-off Investment, any unused balance will be returned to you by cheque.

Owning Shares

As a member of the Plan you will be a shareholder in Millennium Chemicals Inc. and you will have beneficial ownership of all the shares purchased on your behalf. To facilitate the purchase and holding of the shares free of charge to you, the shares will be held on your behalf by the Plan Trustee.

Dividends

You will be able to share in the profits of Millennium Chemicals Inc. by receiving dividends, expressed as so much per share, which is determined by the Board of Millennium Chemicals Inc. Millennium Chemicals Inc. normally declares a dividend four times a year.

The Plan Trustee will receive dividends on your behalf which will be added to your Employee Dividend Account net of any withholding taxes. If you have only made a One-off Investment, you will receive your dividends by BACS net of withholding tax. Under current legislation, you will be liable for UK income tax only if you pay the tax at the higher rate.

You will receive an advice from the Plan Trustee giving full details of each dividend.

Annual Meeting of Stockholders

If required by you, the Plan Trustee will send you a copy of the Millennium Chemicals Inc. Annual Report, together with a form setting out the resolutions which are to be voted on by shareholders at the Annual Meeting. Should you wish to vote you should complete and return your voting form to the Plan Trustee.

Your Cash Account (only applicable to employees making regular contributions from pay).

Any such balance held on your behalf will not attract interest. Following each Plan dealing day, any amount held would represent less than the price of one Millennium Chemicals Inc. share on that dealing day.

The cash balance will be invested in additional shares as soon as further investments made by you result in the purchase of additional shares, or as a result of the share price on a subsequent Plan dealing day falling to a level to enable a further share to be purchased. However, you may, at any time, request the return to you of any cash balance held on your behalf, by writing to the Plan Trustee.

If you stop contributing or you sell or transfer all of your shares out of the Plan, any cash balance outstanding will automatically be sent to you by cheque.

Share Price

The price of shares varies according to demand on the stock market just as in any other market. Accordingly, the price of any share may go down as well as up. The price of Millennium Chemicals Inc. shares depends upon what purchasers are prepared to pay, this will be largely influenced by the Company’s expected profitability, but may also be affected by general economic conditions, political events and a variety of other factors.

The shares acquired through the Plan are Millennium Chemicals Inc. Common Stock which will be bought by the Plan Trustee on the New York Stock Exchange. As Millennium Chemicals Inc. shares are US denominated, the value of you shares and dividends will also be affected by changes in currency exchange rates.

Statement of Shareholding

Following the Plan monthly dealing day in each June and December, the Plan Trustee will send you a statement of shareholding. This will show the following information:

•	details of shares purchased in the preceding 6 months;

•	the total number and total Pounds Sterling value of shares currently held on your behalf; and

•	any cash balance currently held on your behalf.

In addition, in the case of a One-off investment, the Plan Trustee will send you details of the shares purchased on completion.

Taxation

The Plan Trustee will not notify the UK tax authorities of your participation in the Plan. It is your responsibility to inform your tax office of the relevant details in respect of your participation in the Plan (for example, income received from dividends). Sales of shares may result in you have a liability to Capital Gains Tax on any increase in their value. Under current legislation, no tax is incurred on any gain you make on a sale provided that limit (£7,100 for 1999/2000). Tax legislation changes from time to time and you should confirm the position before any shares are sold.

If you are in any doubt as to your obligations in respect of reporting to the tax authorities or your tax position in general, you should obtain independent advice.

Selling or Transferring Shares

During the time you remain employed by Millennium Inorganic Chemicals Limited or leave the Company by virtue of retirement you may leave your shares with the Plan Trustee. If you wish to sell any shares or to transfer shares into your name, you may instruct the Plan Trustee accordingly.

Selling Shares

In order to sell some or all of the shares held on your behalf, you must complete a Sale Form. This form is available from the Plan Trustee (but the Plan Trustee will send you a fresh form each time you sell shares so that you then have a form available for your future use), and one form is enclosed with this booklet.

The completed Sale Form should be sent to the Plan Trustee by post or by facsimile (number 081 666 8119). Once this has been done, you cannot alter or cancel your instructions. To avoid possible duplication of your instruction, please do not use both fax and post. The Sale Form is sent at your risk.

Sales of shares are carried out on each monthly Plan dealing day, which is normally the 5th working day of the month. In order for your sale to be auctioned on the next dealing day, your instruction must reach the Plan Trustee two working days prior to the Plan dealing day. Any instructions received after this date will be carried forward to the next following dealing day. Please ensure that you correctly complete the Sale Form as incorrectly completed forms will be returned to you for clarification and correction. This could lead to a delay in selling your shares. Neither Millennium Chemicals Inc., Millennium Inorganic Chemicals Limited nor the Plan Trustee will be liable for any potential loss which may result from delays in processing inaccurate Sale Forms.

Please note that you must specify the number of shares to be sold. You may not specify a particular amount of money to be raised by the sale.

When you wish to sell shares you may specify a minimum price in Pounds Sterling below which the Plan Trustee will not sell on your behalf if the sale price on the Plan dealing day is below your stated minimum price, the Plan Trustee will not proceed with your sale, and will advise you accordingly. You will have to complete the new Sale Form if you subsequently wish to sell shares. Please note that if you use the minimum price facility you must end your Sale Form by post.

You will receive a notification detailing the shares sold and the sale proceeds which will be forwarded to you by the Plan Trustee in the form of a Pounds Sterling cheque.

Transferring Shares

You can instruct the Plan Trustee to transfer to you some or all the shares held on your behalf. To do this, you must complete a Transfer Form which is available from the Plan Trustee (but the Plan Trustee will send you a fresh form each time you transfer shares so that you will have a form available for your future use), and one form is enclosed with this booklet. The completed Transfer Form should be sent to the Plan Trustee by post.

Your name will be entered on to the register of Millennium Chemicals Inc. shareholders in the USA and the Plan Trustee will arrange for the share certificate to be forwarded to you. There will be a charge to transfer the shares from the Trustee into your own name and the current level of fees is set out below. You will then receive dividends declared by Millennium Chemicals Inc. directly from the Company’s registrars in US Dollars. You can sell your shares at any time, but you will have to arrange this personally and pay the full dealing costs involved in the sale. Please note that during the time between receipt by the Plan Trustee of your transfer instruction and the completion of the transfer process, it is likely that neither you nor the Trustee will be able to effect a sale of the shares.

What cost do I pay for selling or transferring shares?

Selling

A sales price of £15 plus VAT is currently charged. If you sell at a time other than when the Trustee wants to buy, brokerage costs will also be payable on a sale.

Transfer

A transfer fee of £15 plus VAT is currently charged.

If You Change Your Name or Address

If you change your name and/or your address, it is most important that the Plan Trustee is notified immediately. You should complete a Change of Personal Details Form (one copy is enclosed with this booklet), and then forward the form by post (not facsimile) to the Plan Trustee.

Further copies of the Change of Personal Details Form are available from the Plan Trustee.

In the event of your death, your personal representatives should contact the Plan Trustee. Upon validation by your personal representatives, the Plan Trustee will organize the transfer of shares into the name of the beneficiary, or the sale of shares for the benefit of the beneficiary.

If You Leave Employment with Millennium Inorganic Chemicals Limited

If you leave employment with Millennium Inorganic Chemicals Limited for whatever reason other than by retirement, then you may keep your shares in the Plan for 90 days.

At this point, your shares must be withdrawn from the Plan. If you have not already instructed the Plan Trustee to sell your shares or transfer your shares into your name, then the Plan Trustee will wire to you before the expiry of the 90 days to obtain your instructions. Please refer to the relevant sections of this booklet for details in respect of selling and transferring shares. You are not permitted to continue investing in the Plan, and any cash balance held on your behalf will be sent to you.

If you leave the Company by virtue of retirement, then you may leave your shares in the Plan until such time that you may wish to sell or transfer them.

Who Is The Plan Trustee?

The Plan Trustee is:

Noble Lowndes Settlement Trustees Limited

PO Box 144

Norfolk House

Wellesley Road

Croydon

CR9 3EB

Telephone number: 0181 686-2466

Facsimile: 0181 666-8119

Noble Lowndes Settlement Trustees Limited is a Marsh & McLennan company.

Noble Lowndes Settlement Trustees Limited has a great deal of experience in administering Plans such as the Millennium Employee Share Purchase Plan, and currently administers Share Plans for approximately one hundred companies. This includes many major UK plcs and US and European multinationals.